**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

**FORM 10-D**

**ASSET-BACKED ISSUER**
**Distribution Report Pursuant to Section 13 or 15(d) of**
**the Securities Exchange Act of 1934**

For the monthly distribution period from <u>November 1, 2007 to November 30, 2007</u>

Commission File Number of issuing entity: <u>333-140610-11</u>

**RALI Series 2007-QS9 Trust**
(Exact name of issuing entity as specified in its charter)

Commission File Number of depositor: 333-140610

**Residential Accredit Loans, Inc.**
(Exact name of depositor as specified in its charter)

**Residential Funding Company, LLC**
(Exact name of sponsor as specified in its charter)

| New York | None |
|---|---|
| (State or other jurisdiction of incorporation or organization of the issuing entity) | (I.R.S. Employer Identification No.) |

| c/o Residential Funding Company, LLC, as Master Servicer | |
|---|---|
| 8400 Normandale Lake Boulevard | 55437 |
| Minneapolis, Minnesota 55437 | (Zip Code) |
| (Address of principal executive offices of issuing entity) | |

(952) 857-7000
(Telephone number, including area code)

N/A
(Former name, former address, if changed since last report)

| Title of Class | Registered/reported pursuant to (check one) | | | Name of exchange |
|---|---|---|---|---|
| | Section 12(b) | Section 12(g) | Section 15(d) | (If Section 12(b)) |
| Mortgage Asset-Backed Pass-Through Certificates, Series 2007-QS9, in the classes specified herein | [___] | [___] | [ X ] | _____ |

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes <u>X</u>     No ___

## PART I – DISTRIBUTION INFORMATION

**ITEM 1 – Distribution and Pool Performance Information.**

The response to Item 1 is set forth in part herein and in part in Exhibit 99.1.

Introductory and explanatory information regarding the material terms, parties and distributions described in Exhibit 99.1 is included in the Prospectus Supplement relating to the RALI Series 2007-QS9 Mortgage Asset-Backed Pass-Through Certificates (the "Certificates") dated July 27, 2007, and related Prospectus dated April 9, 2007 (collectively, the "Prospectus"), of the RALI Series 2007-QS9 Trust (the "Issuing Entity") filed with the Securities and Exchange Commission pursuant to Rule 424(b)(5) under the Securities Act of 1933. The following classes of Certificates were offered under the Prospectus: Class A-1, Class A-2, Class A-3, Class A-4, Class A-5, Class A-6, Class A-7, Class A-8, Class A-9, Class A-10, Class A-11, Class A-12, Class A-13, Class A-14, Class A-15, Class A-16, Class A-17, Class A-18, Class A-19, Class A-20, Class A-21, Class A-22, Class A-23, Class A-24, Class A-25, Class A-26, Class A-27, Class A-28, Class A-29, Class A-30, Class A-31, Class A-32, Class A-33, Class A-P, Class A-V, Class R-I, Class R-II, Class M-1, Class M-2 and Class M-3 Certificates.

## PART II – OTHER INFORMATION

**ITEM 2 – Legal Proceedings**

Nothing to report.

**ITEM 3 – Sales of Securities and Use of Proceeds.**

Nothing to report.

**ITEM 4 – Defaults Upon Senior Securities.**

Nothing to report.

**ITEM 5 – Submission of Matters to a Vote of Security Holders.**

Nothing to report.

**ITEM 6 – Significant Obligors of Pool Assets.**

Inapplicable.

**ITEM 7 – Significant Enhancement Provider Information.**

Nothing to report.

**ITEM 8 – Other Information.**

Nothing to report.

**ITEM 9 – Exhibits**

      (a)     Documents filed as part of this report.

Exhibit 99.1    December 2007 Monthly Statement to Certificateholders

      (b)     Exhibits required by Form 10-D and Item 601 of Regulation S-K.

Exhibit 10.1    Series Supplement, dated as of July 1, 2007, and the Standard Terms of Pooling and Servicing Agreement, dated as of July 1, 2007, among Residential Accredit Loans, Inc., as company, Residential Funding Company, LLC, as master servicer, and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to the exhibits with the same numerical designation included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on August 14, 2007 and the Report on Form 8-K/A filed by the Issuing Entity with the Securities and Exchange Commission on August 16, 2007).

Exhibit 10.2    Assignment and Assumption  Agreement, dated as of July 30, 2007, between Residential Funding Company, LLC and Residential Accredit Loans, Inc. (incorporated by reference to the exhibit with the same numerical designation included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on August 14, 2007).

Exhibit 99.1    December 2007 Monthly Statement to Certificateholders.

SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


Dated:  December 26, 2007


RALI Series 2007-QS9 Trust
(Issuing entity)

By:  Residential Funding Company, LLC,
       as Master Servicer


By:  /s/ Darsi Meyer
        Name:  Darsi Meyer
        Title:    Director

# EXHIBIT 99.1 -- MONTHLY STATEMENT TO CERTIFICATEHOLDERS